MySwimPro
Profit and Loss
January - December 2019

	Total
Income	
Corporate Sponsorship	11,500.00
Discounts/Refunds Given	(14,828.14)
Sales	1,129,390.74
Total Income	**1,126,062.60**
Gross Profit	**1,126,062.60**
Expenses	
Advertising & Marketing	108,490.34
Bank Charges & Fees	117.74
Charitable Contributions	4,549.30
Conferences	4,660.04
Contractors	415,296.77
Insurance	29,126.68
Legal & Professional Services	10,839.19
Meals	2,233.58
Merchant Fees	291,851.14
Office Supplies	35,833.01
Other Business Expenses	26,828.18
Parking	237.10
Payroll Taxes	114,012.27
Reimbursable Expenses	3,610.42
Rent & Lease	12,136.60
Shipping	6,729.66
Software Expenses	19,600.95
Taxes & Licenses	1,456.00
Travel	16,876.51
Total Expenses	**1,104,485.48**
Net Operating Income	**21,577.12**
Net Income	**21,577.12**

MySwimPro
Balance Sheet
As of December 31, 2019

	Total
ASSETS	
Current Assets	
Bank Accounts	
TOTAL BUS CHK (7051)	671,539.64
Total Bank Accounts	**671,539.64**
Other Current Assets	
Merchant Cash to Receive	46,349.45
Total Other Current Assets	**46,349.45**
Total Current Assets	**717,889.09**
TOTAL ASSETS	**717,889.09**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Ink Credit Card	7,927.83
Total Credit Cards	**7,927.83**
Total Current Liabilities	**7,927.83**
Total Liabilities	**7,927.83**
Equity	
Opening Balance Equity	0.00
Owner's Investment	664,070.04
Retained Earnings	24,314.10
Net Income	21,577.12
Total Equity	**709,961.26**
TOTAL LIABILITIES AND EQUITY	**717,889.09**

Friday, Jan 17, 2020 01:44:46 PM GMT-8 - Cash Basis

MySwimPro

Merchant Cash to Receive

As of December 31, 2019

Apple Sales (Decemberr)	40,672.56
Google Sales (December)	5,370.48
Stripe Sales (December)	306.41
	46,349.45